Exhibit 21.1
List of subsidiaries of Qualys, Inc.

Name of Subsidiary	Jurisdiction of Incorporation

Qualys International, Inc.	United States
Qualys Brazil Desenvolvimento de Produtos e Consultoria de Tecnologias de Seguranca LTDA.	Brazil
Qualys Canada, Ltd.	Canada
Qualys Technologies, S.A.	France
Qualys GmbH	Germany
Qualys Hong Kong Limited	Hong Kong
Qualys Security TechServices Private Ltd.	India
Qualys Japan K.K.	Japan
Qualys (Beijing) Information Technology Ltd. Corp.(1)	People's Republic of China
Qualys Singapore Pte. Ltd.	Singapore
Qualys Middle East FZE	United Arab Emirates
Qualys Ltd.	United Kingdom
Qualys Australia Pty Ltd.	Australia
Qualys Switzerland Sarl	Switzerland

(1) As of December 31, 2015, this entity is inactive and in the process of being dissolved.